1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                       No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SUMMARY
REFERENCE
SIGNATURES

SUMMARY
     On August 26, 2005, SK Telecom Co., Ltd. (“SK Telecom”) filed a report with the Financial Supervisory Commission (“FSC”) with regard to its potential acquisition of certain shares of common stock of TU Media Corp. (“TU Media”). TU Media is planning to issue shares of common stock to its shareholders, which in total would have a monetary value of 90 billion won. In connection with such issuance of shares by TU Media, SK Telecom has resolved to invest 25.7 billion won to acquire TU Media’s shares of common stock. If SK Telecom acquires TU Media’s shares of common stock, it will maintain its beneficial ownership of 28.5% of TU Media’s shares. It should be noted that the acquisition of such shares by SK Telecom depends on its ability to successfully obtain the necessary contribution.
     TU Media is a company that provides a satellite service known as Digital Media Broadcasting (DMB) to the public. TU Media plans to spend its increased capital resulting from its issuance of shares on installation of Gap Filler, advertisement, the broadcasting center related Capex, PP payment commission and other expenses related to Opex.
REFERENCE
     The report filed with the FSC can be accessed on the FSC’s website at http://dart.fss.or.kr/dart/Viewer?type=frm&rcpNo=20050826000306&maximize=on.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: September 7, 2005

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